SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Clarification about Refap acquisition

Rio de Janeiro, December 21st, 2010, Petróleo Brasileiro S.A. – Petrobras whishes to clarify the news issued by the Brazilian press regarding the acquisition of 30% of the capital stock of Refinaria Alberto Pasqualini S.A. – Refap and considers it is relevant to explain to its shareholders and investors the following details regarding the transaction:

(a)   The amount of acquisition of the capital stock of US$ 350 million includes the Repsol´s 30% stake in the refinery’s stock, equivalent to US$ 130 million, as the date of the execution of the contract;

(b)   The contract also considers that the Repsol´s shares in the 2010 results will be completely retained by Petrobras. Up to the third quarter of 2010, Repsol’s share in the profit represented US$ 40 million;

(c)   Repsol’s portion of US$ 500 million in the current Refap´s debt had already been consolidated in Petrobras’s Balance Sheet.  Therefore it does not increase the Company’s overall indebtedness, although the financial obligation is being transferring to Petrobras;

(d)   It is also necessary to consider that the current scenario of the oil industry is completely different to the one in effect when the assets were exchanged. The sale of the interest to Repsol was made for the amount of US$ 500 million (2001 value), which also included a 10% interest in the Albacora Leste block and gas stations. The oil price increased from US$ 19 per barrel in 2001 to US$ 92 per barrel at the end of 2010; and the refining margin, measured by Crack spread 321 in the U.S. Gulf, increased from 2.9 to 10.8 during the same period.

(e)   After the exchange of assets, US$ 1.4 billion was invested at the refinery. These investments resulted in the increase of the production capacity from 130 thousand bpd to 190 thousand bpd (an increase of 46%) and in the refinery’s complexity from 2.0 to 6.9, according to the Nelson Index. The main projects that were developed included the construction of a Residue Catalytic Cracking Unit (RFCC), Retarded Coking Unit (UCR), Hydrotreatment Unit (HDT) and Hydrogen Generating Unit (UGH).

(f)    The market that is being supplied by the refinery is growing, as well as the entire Brazilian market, which creates a different expectation of return of this refinery if compared to other ones located in shrinking or stagnated markets.

The Company also clarifies the strategic reasons that were contemplated in this transaction. The acquisition adds synergies to Petrobras refining operations, as well as to the allocation of the oil produced in Brazil. For example, it is expected an increase in the processing of domestic oil from 43% to 93% in this refinery, as well as a gain in logistics and in the production of oil products to supply the market, integrating Refap into the Petrobras refining park.

In addition, aimed at full compliance with the current diesel and gasoline quality legislation, investments in hydrotreatment units are planned.  These investments will allow Petrobras to supply the market in southern Brazil, capturing the margins that could be lost if the Company would need to import oil products with better quality.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.